Willis Group Holdings Limited
                            c/o Willis Group Limited
                                 51 Lime Street
                            London EC3M 7DQ, England



                                                     July 30, 2009

VIA EDGAR
---------

Mr. Jeffrey Riedler
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-3628

Re:      Willis Group Holdings Limited
         Annual Report on Form 10-K for the fiscal year ended December 31, 2008 Definitive Proxy Statement filed March 13, 2009
         File No. 001-16503

Dear Mr. Riedler,

         Below are the responses of Willis Group Holdings Limited (the "Company") to the comments of the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission ("SEC") set forth in that certain letter dated July 23, 2009 relating to the above mentioned Annual Report and Definitive Proxy Statement (the "Comment Letter"). For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Capitalized terms not otherwise defined shall have the meaning ascribed to such term in the Company's 2009 Definitive Proxy Statement.

Definitive Proxy Statement
--------------------------

Executive Compensation Components
---------------------------------
Annual Incentive Compensation, page 22
--------------------------------------

1. Comment: We note that in addition to consideration of the company's performance against the announced performance targets, the Compensation Committee considers the Executive Officers' performance against personal objectives. Your Compensation Discussion and Analysis does not disclose the individual objectives used to determine your executive officers' bonus payments. Please provide us with draft disclosure for your 2010 proxy statement which provides the following:

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

     o   The performance objectives;
     o   Confirmation that you will discuss the achievement of the objectives;
         and
     o A discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

Response: The Company anticipates including disclosure in its 2010 Definitive Proxy Statement that is substantially similar to the following paragraph. The Company will make any necessary changes to reflect the actual process adhered to in the determination of grants of the 2009 incentive awards. The Company will also disclose the overall achievement by the Executive Officers of these objectives.

"In addition to the EBIT and revenue financial targets, 25% of the overall AIP pool for the Executive Officers (other than the Chairman and Chief Executive Officer) is allocated based on the Executive Officers' performance against non-financial objectives. Depending upon the role of the Executive Officer, these qualitative objectives focused on, among other things: an efficient integration of Hilb Rogal & Hobbs Company; client retention and growth; maintaining a competitive advantage within our industry; satisfactory compliance with internal audit reviews; delivering overall cost-savings and efficiencies; managing cash and debt balances during the current financial crisis; managing and settling pending litigation; effective regulatory compliance; realizing benefits from our Shaping the Future initiative; and acquisitions or dispositions. These objectives are flexible and change throughout the course of the year, after consultation with management, to enable our Executive Officers to effectively adapt to new developments and challenges."

Form 10-K
---------
Signatures
----------

2. Comment: We note that you are also the company's principal accounting officer however you have not signed the Form 10-K in this capacity. In the future, the Form 10-K should also be signed by the company's controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the Form 10-K should indicate each capacity in which he signs the report. See General Instruction D to Form 10-K.

Response: The Company will comply with the foregoing in its future Annual Reports on Form 10-K.

                                     * * * *

         The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

                                     * * * *

         Please do not hesitate to contact me at (011) 44-20-3124-8308 (facsimile: (011) 44-20-3124-8776) or Adam G. Ciongoli, the Company's Group General Counsel, at (212) 915-8899 (facsimile: (212) 519-5497)) with any questions or further comments.

                                    Sincerely,

                                    /s/ Patrick C. Regan

                                    Patrick C. Regan
                                    Group Chief Operating Officer and Group
                                    Chief Financial Officer
                                    Principal Accounting Officer



cc:      John L. Krug, Division of Corporate Finance, Senior Counsel
         Ms. Suzanne Hayes, Division of Corporate Finance, Legal Branch Chief Adam G. Ciongoli, Group General Counsel

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